aKB



SECUR 17016599 SION

QMB APPROVAL	
QMB Number.	3235-0123
Expires:	May 31, 2017
Estimated average burden hours per response 12.00	

SEC Mail Processing Section MAR 01 2017 Washington DC 416

ANNUAL AUDITED REPORT FORM X-17A-5 PART III

SEC FILE NUMBER
8-47288

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINING 01/01/16 (MM/DD/YY) AND ENDING 12/31/16 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER DEALER: Celadon Financial Group, LLC

OFFICAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

19 Center Street
(No. and Street)

Chatham	**NJ**	**07928**
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Daryl S. Hersch **973-701-8033**
(Area Code - Telephone No.)

B. ACCOUNTANT DESIGNATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Ohab and Company
(Name - *if individual, state last, first, middle name*)

100 E. Sybelia Ave, Suite 130	**Maitland**	**Florida**	**32751**
(Address and City)		(State)	(Zip Code)

CHECK ONE:
- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its Possessions

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual audit be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are required to respond unless the form displays a current valid OMB control number.

OATH OR AFFIRMATION

I, **Daryl S. Hersch**, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of **Celadon Financial Group, LLC**, as of **December 31, 2016** are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

NONE



OFFICIAL SEAL
JOAN CIOTOLA
Notary Public-New Jersey
MORRIS COUNTY
My Commission Expires
June 18,2018

Signature

Managing Member
Title

Public Notary

This report** contains (check all applicable boxes);

- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements under Exhibit A of Rule 15c3-1.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

*** For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

CELADON FINANCIAL GROUP, LLC

STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2016

CELADON FINANCIAL GROUP, LLC

DECEMBER 31, 2016

TABLE OF CONTENTS



Ohab and Company, P.A.

100 E. Sybelia Ave. Suite 130
Maitland, FL 32751

Certified Public Accountants
Email: pam@ohabco.com

Telephone 407-740-7311
Fax 407-740-6441

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Members
of Celadon Financial Group, LLC

We have audited the accompanying statement of financial condition of Celadon Financial Group, LLC as of December 31, 2016, and the related notes to the financial statements. This financial statement is the responsibility of Celadon Financial Group, LLC's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial position. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall statement of financial position presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of Celadon Financial Group, LLC as of December 31, 2016 in accordance with accounting principles generally accepted in the United States of America.

Ohab and Company, PA

Maitland, Florida

February 28, 2017

CELADON FINANCIAL GROUP, LLC
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2016

ASSETS

Cash and cash equivalents	$ 246,202
Due from clearing broker	330,307
Deposits with clearing broker	980,232
Securities owned, at market value	577,999
Deposits and other assets	35,913
Total assets	$ 2,170,653

LIABILITIES AND MEMBER'S EQUITY

Liabilities:	
Accounts payable and accrued expenses	$ 86,612
Commission payable	71,338
Securities sold not yet purchased, at market value	37,367
Security deposit	455,000
Total liabilities	650,317
Member's equity	1,520,336
Total liabilities and member's equity	$ 2,170,653

See notes to the financial statement

1. ORGANIZATION AND DESCRIPTION OF BUSINESS

Celadon Financial Group, LLC (the "Company") is primarily owned by two members, Cambria Holdings, Inc. ("Cambria") 20% and the Company's President who is also the sole stockholder of Cambria - 80%. Cambria was also the sole stockholder of Securities & Investment Planning Company ("SIPC"). The Company ("Celadon") was formed as a limited liability company in 2009 with no pre-determined operating life. The Company is registered as a broker/dealer under the Securities and Exchange Act of 1934, as amended, and a member of the Financial Industry Regulatory Authority ("FINRA"). The Company is also registered with the National Futures Association (NFA) as of November 2012. The Company brokers securities transactions for customers, for the purchase and sale of marketable securities on their behalf, on a fully disclosed basis with multiple clearing firms.

The Company received approval from FINRA to continue membership as a broker dealer under the same Central Registration Depository as that utilized by SIPC.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Cash and cash equivalents
For purposes of reporting cash flow, cash and cash equivalents include operating, savings, and money market accounts and any highly liquid debt instruments purchased with a maturity of three months or less.

Securities owned and securities sold not yet purchased
Securities owned and securities sold not yet purchased are valued using fair market values, as reported by stock exchanges and published quote prices. Management considers these short term investments as trading securities. As such, any changes in the market value of such investments are recognized in operations.

Concentration of credit risk - cash balances
The Company maintains cash and cash equivalent deposits at banks and other financial institutions. Cash deposits in the banks, at times, exceed federally insured limits. Cash equivalent deposits in other financial institutions are not federally insured. The Company has not experienced any losses in its cash and cash equivalents, and believes that there is no significant risk with respect to these deposits.

Due from clearing broker
Due from clearing broker represents commissions receivable that are uncollateralized trade obligations due under normal trade terms. Unpaid balances do not bear interest. Commissions receivable are stated at the amount settled with the Company's clearing broker. Payments of commissions receivable are remitted monthly by the clearing broker. The Company considers commissions receivable to be substantially all collectible. Accordingly, management believes that an allowance for doubtful accounts is not required at December 31, 2016.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES *(continued)*

Deposits with clearing broker

The Company is required to maintain cash balances with clearing agents, which are restricted as to use. As of December 31, 2016, the Company had in effect clearing agreements with three independent clearing firms (ICBC, Wedbush and Merrill Lynch). The Company currently has a depository account with ICBC in the amount of $250,290 and $729,942 with Wedbush as of December 31, 2016. Wedbush and ICBC restrict the use of the clearing deposit. The clearing deposits with these two clearing firms are disclosed under the deposits with clearing broker section of the balance sheet. The Company has to maintain a minimum equity balance of $500,000 with Merrill Lynch. Merrill Lynch allows the Company to use their equity for trading as long as the aggregate equity at the clearing firm does not fall below the minimum. Currently the Merrill Lynch account value as of December 31, 2016 was $539,785. The equity is disclosed under the Due from clearing brokers, Securities owned, at market value and Securities sold not yet purchased, at market value sections of the balance sheet.

Use of estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires the management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at December 31, 2016 and the reported amounts of revenues and expenses during the year then ended. Actual results could differ from those estimates.

Revenue recognition

Commissions revenue consisting of customers' securities transactions are recognized on a trade date basis. Proprietary securities transactions (Net trading gains) are recorded on a trade date basis, as if they have settled. Private placement fees, which consist of commissions earned for introducing a buyer and seller, are recorded when services for the transaction are determined to be completed, generally as set forth under the terms of the agreement. Interest income consist of accrued bond interest received and markups on margin and short account balances which are recognized when earned. Service fee income is a flat fee paid by customers to process trades and other income consists of miscellaneous items, both of which are recognized when earned.

Income taxes and uncertain tax positions

The Company is organized as a limited liability company under the laws of the State of Delaware structured to be treated as a partnership for income tax purposes. Items of income or loss are allocated to the members in accordance with their respective equity interests and are reported on their individual or corporate federal and state income tax returns.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES *(continued)*

***Income taxes and uncertain tax positions** (continued)*
The Company has adopted the provisions of Financial Accounting Standards Board ("FASB ASC") No. 740, Income Taxes. As a result of the implementation of ASC No. 740, the Company has not recognized any respective liability for unrecognized tax benefits as it has no known tax positions that would subject the Company to any material income tax exposure. A reconciliation of the beginning and ending amount of unrecognized tax benefits is not included, nor is there any interest accrued related to unrecognized tax benefits in interest expense, and penalties in operating expenses as there are no unrecognized tax benefits. The tax years that remain subject to examination are the periods beginning on January 1, 2013 for all major tax jurisdictions.

As of December 31, 2016, the Company had no uncertain tax positions that qualify for either recognition or disclosure in the financial statements.

Computation of customer reserve

The Company operates pursuant to the (k)(2)(ii) exemptive provision of SEC Rule 15c3-3 and is therefore exempt from the computation for determination of reserve requirements. The company is exempt from the possession and control requirements under SEC rule 15c3-3 in that it carries no customer accounts and promptly transmits all funds and securities to its clearing broker/dealers.

3. LIABILITIES SUBORDINATED TO CLAIMS OF CREDITORS

None of the Company's liabilities have been subordinated to the claims of creditors at December 31, 2016.

4. FAIR VALUE OF FINANCIAL INSTRUMENTS

FASB ASC No. 825, Financial Instruments establishes a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. This hierarchy consists of three broad levels: Level 1 inputs consist of unadjusted quoted prices in active markets for identical assets and have the highest priority, while level 3 inputs have the lowest priority. The Company uses appropriate valuation techniques based on the available inputs to measure the fair value of its investments. When available, the Company measures fair value using Level 1 inputs because they generally provide the most reliable evidence of fair value.

4. FAIR VALUE OF FINANCIAL INSTRUMENTS *(continued)*

Level 1 Inputs to the valuation methodology are unadjusted quoted prices for identical assets or liabilities in active markets that the Company has the ability to access.

Level 2 Inputs to the valuation methodology include:
- Quoted prices for similar assets and liabilities in active markets;
- Quoted prices for identical or similar assets or liabilities in inactive markets;
- Inputs other than quoted prices that are observable for the asset or liability;
- Inputs that are derived principally from or corroborated by observable market data by correlation or other means.
- If the asset or liability has a specified (contractual) term, the Level 2 input must be observable for substantially the full term of the asset or liability.

Level 3 Inputs to the valuation methodology are unobservable and significant to the fair value measurement.

The "Securities owned" and the "Securities sold not yet purchased" accounts are based upon quoted prices on active exchanges, such as the New York Stock Exchange, and therefore are classified as Level 1 securities.

The following presents the Company's December 31, 2016 assets and liabilities that are measured at fair value on a recurring basis and are categorized using the fair value hierarchy.

	Level 1
Securities owned	$ 577,999
Securities sold not yet purchased	(37,367)
Investment at fair value	$ 540,632

5. NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (rule 15c3-1) and Regulation 1.17 of the Commodity Futures Trading Commission, which requires the maintenance of minimum net capital at an amount equal to the greater of $100,000 or 6 ⅔% of aggregate indebtedness, and requires that the ratio of aggregate indebtedness to net capital not exceed 15 to 1.

At December 31, 2016, the Company had excess net capital of $1,175,657 and a net capital ratio of .48 to 1.

6. FINANCIAL INSTRUMENTS WITH OFF-BALANCE SHEET RISK AND CONCENTRATIONS OF CREDIT RISK

In the normal course of business, the Company's securities activities involve executions and settlement of various securities transactions. These activities may expose the Company to risk in the event customers, other brokers and dealers, banks, depositories or clearing organizations are unable to fulfill their contractual obligations.

Securities are subject to risk conditions of market performance, interest rates, economic conditions and world affairs. Due to the level of risk associated with certain securities and the level of uncertainty to changes in the value of securities, it is at least reasonably possible that changes in risks in the near term could materially affect securities balances and the amounts reported in the accompanying statement of financial condition. The securities balances as of December 31, 2016 include equity, option and bond securities. The haircut on securities owned, as presented on the accompanying supplemental schedule was $208,767, which includes the haircut on option securities of $170,008. The options generally expire through the first quarter of 2017. These transactions may result in off-balance sheet risk as the Company's ultimate liability to satisfy its obligations under these options may exceed the amount recognized in the December 31, 2016 statement of financial condition.

7. COMMITMENTS AND CONTINGENCIES

The Company entered into a one year lease agreement for office space in Chatham, New Jersey on August 1, 2016 and expires on July 31, 2017. The one year lease has a rent adjustment clause stating for each year of the term following the initial year, annual rent shall be increased by an amount equal to 3% of the rent for the preceding year.

On July 5, 2016, the company entered into a 3 year lease agreement for office space in Hazlet, NJ, with an option to vacate the premise after 2 years of occupancy. The office space went under extensive renovation and was not ready to move into until late December 2016. Rent payments did not begin until January 1, 2017 when the office was ready for occupancy.

Future minimum rental commitments as of December 31, 2016 are as follows:

Years ended December 31:	
2017	32,721
2018	32,721
2019	32,721
	$ 98,163

7. COMMITMENTS AND CONTINGENCIES *(continued)*

On February 26, 2016, the company entered into a 13 month lease agreement for office space in New York, NY with and expiration date of March 31, 2017. The agreement automatically renews for successive terms of 1 year each upon the expiration of the initial term or subsequent term thereafter with a rent increase of 4% of the fixed monthly rent. The prior lease with Sixth Avenue West LLC expired at the end of January 2016.

The Company terminated their month to month lease agreement with PAR Excellence Executive Office Suites, Inc. at the end of May 2016.
The Company acquired a two man office in Boca Raton, Florida in January 2016. The office was under an existing lease with the previous company of the newly hired Celadon employees. Celadon reimburses the office manager for rent expense paid and records the reimbursements as rent expense on Celadon's books.

As of December 31, 2016, the company has one pending legal matter. The claim states that the company allegedly had engaged in an unauthorized trade when it sold bonds on behalf of the client when no firm order to sell those bonds had been given by the client. Outside council has advised the company that an estimate of the potential cost to Celadon arising from this matter cannot be reasonably determined.

8. LOANS PAYABLE

As of December 31, 2015, the company had borrowed the aggregate sum of $850,000 pursuant to revenue participation note purchase agreements with five separate lenders. Four out of the five loans had a maturity date of 02/29/16 and one loan had a maturity date of 11/30/16. Subsequently, the lenders and the company verbally agreed to extend the maturity date of each loan until either party provided notice of termination. On July 13, 2016 and July 19, 2016 the company paid back three of the loans in full totaling $450,000 plus interest. These loans were terminated, as evidenced by satisfaction and release documents executed by the lenders. After the loan balances were paid back, the same lenders loaned the aggregate sum of $450,000 to Celadon's parent company, Cambria Holdings, Inc. the amount of $450,000 pursuant to note purchase agreements substantially similar to the ones they had previously entered into with Celadon. Cambria then infused the $450,000 in loan proceeds into Celadon. On October 14, 2016, the company assigned and novated another loan in the amount of $250,000 thus terminating the loan agreement with Celadon and assigning the loan liability to Cambria. Since the loan was assigned to Cambria, but the loan proceeds of $250,000 remained with Celadon, the funds were treated as Cambria capital for bookkeeping purposes. Of the 5 loans acquired by Celadon in 2015, 4 loans were terminated as described above and one loan in the amount of $150,000 remained in the balance sheet of Celadon under Loans Payable.

8. LOANS PAYABLE *(continued)*

In 2016, Celadon in addition to the transactions described above, entered into three note purchase agreements, and borrowed the sum of $400,000. Two of the loans have maturity dates of 03/31/2017 and one loan has a maturity date of 09/30/17. On October 14, 2016, the company assigned and novated one loan in the amount of $100,000 thus terminating the loan agreement with Celadon and assigning the loan liability to Cambria. Since the loan was assigned to Cambria, but the loan proceeds of $100,000 remained with Celadon, the funds were treated as Cambria capital for bookkeeping purposes. The remaining 2 loans with maturity dates of 03/31/17 and 09/30/17 in the amount of $300,000 remained in the balance sheet of Celadon under Loans Payable.

The Celadon notes bear interest at the annual rate of 4% of the principal amount outstanding. The notes also include a revenue participation clause whereby the Company agrees to pay to the note participants, based on their proportionate share of the aggregate funded principal amount outstanding under the notes, 30% of all profits generated by the Company's proprietary municipal bond trading account during the period beginning with the date of the note. There is also a reduction of amount of revenue participation under certain circumstances. In the event the revenue participation payment is payable between a 10% and 14% annual rate of return with respect to the aggregate principal, the amount of the participation payment otherwise due shall remain at 10%. If the participation payment otherwise payable is more than a 14% annual rate of return with respect to the aggregate principal, then the participation payment shall reduce by 4%, so that the total actual payment is equal to the pro forma participation payment.

In 2016, Cambria infused capital of $850,000 into Celadon by acquiring a number of note purchase agreements from Celadon. Mr. Daryl Hersch contributed $50,000 of capital into Celadon for the year ended December 31, 2016. Total outstanding loans with Celadon as of December 31, 2016 are $455,000 - $450,000 from revenue participation notes and $5,000 due to a third party for a rent deposit that is to be returned to the party when the lease of the New York office expires.

9. DEFINED CONTRIBUTION PLAN

The Company has a 401(k) defined contribution plan which covers substantially all employees. The Company may contribute a matching contribution, which is solely at the discretion of the Company. The Company did not make any 401K contributions for the plan year ended December 31, 2016.

10. CONCENTRATIONS

During the year ended December 31, 2016, the Company earned approximately 11% of its revenue from two customers.

11. RELATED PARTY TRANSACTIONS

Cambria Holdings, an affiliate, provides consulting services to the Company as needed. Daryl S. Hersch is the sole owner of Cambria Holdings. Mr. Hersch also owns 80% of Celadon Financial Group, LLC. Cambria did not provide any consulting services to the Company in 2016. There is no amount due to the affiliate at December 31, 2016.

12. DUE FROM CLEARING BROKER

The balance in due from clearing broker is an aggregate balance from various Celadon accounts at three different clearing firms (Merrill Lynch, Wedbush, ICBC). The amount is equal to the total of all celadon accounts with surpluses and deficits combined into one aggregate amount. The total amount of surpluses were $832,098 and the total amount of accounts with deficits were $501,791

13. SUBSEQUENT EVENTS

Management of the Company has evaluated events and transactions that may have occurred since December 31, 2016 and determined that there are no material events that would require disclosures in the Company's financial statements as of the date the financial statements were issued.